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                                                                    EXHIBIT 16

                      [SOLVAY PHARMACEUTICALS LETTERHEAD]

      SOLVAY GROUP COMPLETES FINANCING FOR UNIMED TENDER OFFER AND EXTENDS
         TENDER OFFER TO 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JULY 19, 1999


     Solvay Pharmaceuticals, Inc. announced today, in connection with its outstanding tender offer to purchase all of the outstanding shares of Unimed Pharmaceuticals, Inc., that one if its affiliates today sold approximately $80 million of commercial paper notes. As a result of such issuance, Solvay Pharmaceuticals and its subsidiary, Utah Acquisition Corp. have access to an amount of cash sufficient to pay for all Unimed shares tendered into the tender offer.


     In connection with such financing, Solvay Pharmaceuticals announced that it had extended the expiration date for the tender offer to 12:00 Midnight, New York City time, on Monday, July 19, 1999. Based on preliminary information provided by the depositary for the tender offer, Solvay Pharmaceuticals reported that as of 6:00 p.m., New York City time, on July 8, 1999, approximately 2,767,000 Unimed shares, representing approximately 30% of the outstanding Unimed shares, have been tendered pursuant to the tender offer. The tender offer was previously scheduled to expire at 12:00 Midnight, New York City time, on Thursday, July 15, 1999.